Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-169119

July 9, 2012

Cafe IPATH® PURE beta COFFEE ten note description the IPATH® PURE beta COFFEE ten IS DESIGNED TO PROVIDE INVESTORS WITH EXPOSURE TO THE Barclays COFFEE PURE beta total return index. index description The Barclays Coffee Pure Beta Total Return Index (the “Index”) reflects the returns that are potentially available THROUGH AN UNLEVERAGED INVESTMENT IN THE FUTURES CONTRACTS IN THE COFFEE MARKETS. the index MAY ROLL INTO ONE OF A NUMBER OF FUTURES CONTRACTS WITH VARYING EXPIRATION DATES, AS SELECTED USING THE Barclays PURE beta series 2 methodology. note details CUMULATIVE index return ticker Cafe intraday indicative false ticker CaFe.iff CUSIP 06740P148 is in Us06740P1488 PRIMARY EXCHANGE fifes arc fife EARLY FEE 0.75$ FUTURES EXECUTION COST 0.10$ inception DATE 4/20/2011 maturity DATE 4/18/2041 issuer Barclays COFFEE PURE beta try Barclays bank Ply CALLABLE etn ffiES source: Barclays (BASED ON DAILY RETURNS 04/11-3/12 SINCE note INCEPTION DATE). index details 2 iNDEX RETURNS ARE FOR ILLUSTRATIVE PURPOSES ONLYAND DO NOT REPRESENT ACTUAL IPATH etn PERFORM ANCE. iNDEXPERFORMANCERETURNSDONOTREFLECTANYMANAGEMENTFEES,TRANSACTIONCOSTSOREXPENSES. iNDEXESAREUNMANAGEDANDONECANNOTINVESTDIRECTLYINANINDEX.PASTPERFORMANCEDOES NOTGUARANTEEFUTURERESULTS.FOR CURRENT index AND IPATH etn PERFORMANCE, GO TO WWW.IPATHetn.COM. index NAME Barclays COFFEE PURE beta try COMPOSITION FUTURES ON COFFEE number OF COMPONENTS 1 Bloomberg index TICKER index COMPOSITION bCC2KCPt inception DATE 10/30/2009 base VALUE AND DATE 100 AS OF 12/30/1999 index SPONSOR Barclays source: Barclays, AS OF 3/31/2012. index COMPOSITION IS SUBJECT TO CHANGE. 1 tHE INVESTOR FEE IS EQUALTO TH EffiEARLYFEETIMESTHEPRINCIPALAMOUNTOFYOURSECURITIESTIMES THEINDEXFACTOR,CALCULATEDONADAILYBASISINTHEFOLLOWINGMANNER:tHEINVESTORFEEON THEINCEPTIONDATEWILLEQUALZERO.oNEACHSUBSEQUENTCALENDARDAYUNTIL MATURITYOREARLYREDEMPTION,THEINVESTORFEEWILLINCREASEBYANAMOUNTEQUALTOTHEffiEARLYFEE TIMESTHEPRINCIPALAMOUNTOFYOURSECURITIESTIMESTHEINDEXFACTORONTHATDAY(OR,IFSUCHDAYISNOT ATRADINGDAY,THEINDEXFACTORONTHEIMMEDIATELYPRECEDINGTRADINGDAY)DIVIDEDBY365.tHEINDEXF ACTORONANYGIVENDAYWILLBEEQUALTOTHECLOSINGVALUEOFTHEINDEX ON THAT DAY DIVIDED BY THE INITIAL INDEX LEVEL. the INITIAL INDEX LEVEL IS THE CLOSING VALUE OF THE INDEX ON THE INCEPTION DATE OF THE SECURITIES. PAGE 1 OF 3 -50$ -40$ -30$ -20$ -10$ 0$ 10$ aPR 11 JUL 11 Oct 11 JAN 12 Coffee 100.00$

CAFE

Annualized Performance, Standard Deviation And Correlation History

	3-month Return %	6-month Return %	1-Year Return % Annualized	3-Year Return % Annualized	5-Year Return % Annualized	Standard Deviation % Annualized[3]	Index Correlations[4]
Barclays Coffee Pure Beta TR	-20.32	-22.15	-34.43	n/a	n/a	3.96	1.00
S&P 500 Index	12.59	25.89	8.54	23.42	2.01	2.96	0.19
MSCI EAFE Index	10.86	14.56	-5.77	17.13	-3.51	3.37	0.27
MSCI Emerging Markets IndexSM	14.08	19.13	-8.80	25.07	4.67	3.71	0.31
Barclays U.S. Aggregate Bond Index	0.30	1.43	7.71	6.83	6.25	0.46	-0.04
Dow Jones-UBS Commodity Index Total ReturnSM	0.89	1.23	-16.28	9.05	-2.78	2.73	0.40

Source: BlackRock, Barclays, S&P, MSCI and Dow Jones-UBS, as of 3/31/2012.

Index returns are for illustrative purposes only and do not represent actual iPath ETN performance. Index performance returns do not reflect any management fees, transaction costs or expenses. Indexes are unmanaged and one cannot invest directly in an index. Past performance does not guarantee future results. For current Index and iPath ETN performance, go to www.iPathETN.com.

3 Standard deviation is a measure of variability from the expected value. Standard Deviation % Annualized is based on monthly returns for 3/11-3/12, and describes how the annual returns in a given annual period are likely to differ from average annualized returns. Because the Standard Deviation % Annualized is based on historical data, it may not predict variability in annualized performance of the ETNs in the future. Source: BlackRock, Barclays

4 Correlations based on weekly returns for 3/11-3/12. Correlation is the term used to describe the statistical relationship between two or more quantities or variables. Perfectly correlated assets will have a correlation coefficient of one, while the correlation coefficient will be zero when returns on two assets are completely independent. Source: BlackRock, Barclays

Selected Risk Considerations

An investment in the iPath ETNs described herein (the "ETNs") involves risks. Selected risks are summarized here, but we urge you to read the more detailed explanation of risks described under "Risk Factors" in the applicable prospectus supplement and pricing supplement.

You May Lose Some or All of Your Principal: The ETNs are exposed to any decrease in the level of the underlying index between the inception date and the applicable valuation date. Additionally, if the level of the underlying index is insufficient to offset the negative effect of the investor fee and other applicable costs, you will lose some or all of your investment at maturity or upon redemption, even if the value of such index has increased. Because the ETNs are subject to an investor fee and any other applicable costs, the return on the ETNs will always be lower than the total return on a direct investment in the index components. **The ETNs are riskier than ordinary unsecured debt securities and have no principal protection.**

Credit of Barclays Bank PLC: The ETNs are unsecured debt obligations of the issuer, Barclays Bank PLC, and are not, either directly or indirectly, an obligation of or guaranteed by any third party. Any payment to be made on the ETNs, including any payment at maturity or upon redemption, depends on the ability of Barclays Bank PLC to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of Barclays Bank PLC will affect the market value, if any, of the ETNs prior to maturity or redemption. In addition, in the event Barclays Bank PLC were to default on its obligations, you may not receive any amounts owed to you under the terms of the ETNs.

Issuer Redemption: If specified in the applicable prospectus, Barclays Bank PLC will have the right to redeem or "call" a series of ETNs (in whole but not in part) at its sole discretion and without your consent on any trading day on or after the inception date until and including maturity.

Barclays Pure Beta Series 2 Methodology: The Barclays Pure Beta Series 2 Methodology seeks to mitigate distortions in the commodities markets associated with investment flows and supply and demand distortions. However, there is no guarantee that the Pure Beta Series 2 Methodology will succeed in these objectives and an investment in the ETNs linked to indices using this methodology may underperform compared to an investment in a traditional commodity index linked to the same commodities.

Market and Volatility Risk: The prices of physical commodities, including the commodities underlying the index components, can fluctuate widely due to supply and demand disruptions in major producing or consuming regions. Additionally, the market value of the ETNs may be influenced by many unpredictable factors including changes in supply and demand relationships, governmental policies and economic events.

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CAFE

Benefits	Risks
• May provide portfolio diversification and completion*	• No principal protection
• Ability to execute tactical views	• Credit risk of the issuer
• Interest Rate Management	• Concentration of index exposure
• Hedging Tool	• Minimum redemption value directly with issuer
• Exchange listed	• Market risk
• Daily redemption capabilities directly to issuer	• Yearly fee and applicable costs
• No tracking error to their specified underlying index**	

* Diversification does not protect against market risk.

** Excluding fees and applicable costs and applies only to the indicative value, not necessarily to the secondary market price. Tracking error refers to the under/over performance differential of an ETN versus its underlying index over a given time period, after accounting for the ETN's fees and costs. One cannot invest directly in an index.

Concentration Risk: Because the ETNs are linked to an index composed of futures contracts on a single commodity or in only one commodity sector, the ETNs are less diversified than other funds. The ETNs can therefore experience greater volatility than other funds or investments.

A Trading Market for the ETNs May Not Develop: Although the ETNs are listed on NYSE Arca, a trading market for the ETNs may not develop and the liquidity of the ETNs may be limited, as we are not required to maintain any listing of the ETNs.

No Interest Payments from the ETNs: You may not receive any interest payments on the ETNs.

Restrictions on the Minimum Number of ETNs and Date Restrictions for Redemptions: You must redeem at least 50,000 ETNs of the same series at one time in order to exercise your right to redeem your ETNs on any redemption date. You may only redeem your ETNs on a redemption date if we receive a notice of redemption from you by certain dates and times as set forth in the pricing supplement.

Uncertain Tax Treatment: Significant aspects of the tax treatment of the ETNs are uncertain. You should consult your own tax advisor about your own tax situation.

Barclays Bank PLC has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and other documents Barclays Bank PLC has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting www.iPathETN.com or EDGAR on the SEC website at www.sec.gov. Alternatively, Barclays Bank PLC will arrange for Barclays Capital Inc. to send you the prospectus if you request it by calling toll-free 1-877-764-7284, or you may request a copy from any other dealer participating in the offering.

BlackRock Investments, LLC, assists in the promotion of the iPath ETNs.

The ETNs may be sold throughout the day on the exchange through any brokerage account. Commissions may apply and there are tax consequences in the event of sale, redemption or maturity of ETNs.

Each of the Barclays commodities indices referenced herein is a trademark of Barclays Bank PLC.

© 2012 Barclays Bank PLC. All rights reserved. iPath, iPath ETNs and the iPath logo are registered trademarks of Barclays Bank PLC. All other trademarks, servicemarks or registered trademarks are the property, and used with the permission, of their respective owners. iP-0552-0512

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Not FDIC Insured - No Bank Guarantee - May Lose Value

1-877-764-7284 www.ipathetn.com

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